                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 10-C


               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM


                 Filed pursuant to Section 13 or 15(d) of the
               Securities Exchange Act of 1934 and Rule 13a-17
                             or 15d-17 thereunder


                         Dense-Pac Microsystems, Inc.
______________________________________________________________________________
                (Exact name of issuer as specified in charter)

               7321 Lincoln Way, Garden Grove, California 92641
______________________________________________________________________________
                   (Address of principal executive office)

Issuer's telephone number, including area code    (714) 898-0007
                                               -------------------------------

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

      Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

      1.  Title of security   Common Stock
                           ----------------------------------------------------
      2.  Number of shares outstanding before the change   14,727,281
                                                        -----------------------
      3.  Number of shares outstanding after the change   15,748,231
                                                       ------------------------
      4.  Effective date of change   October 12, 1995
                                  ---------------------------------------------
      5.  Method of change:
          Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

          exercise of warrants for 1,000,000 shares; stock option exercises
-------------------------------------------------------------------------------
          account for balance
-------------------------------------------------------------------------------

Give brief description of transaction:   exercise of warrants and options
                                      -----------------------------------------

-------------------------------------------------------------------------------

II.  CHANGE IN NAME OF ISSUER

      1.  Name prior to change
                              -------------------------------------------------
      2.  Name after change
                           ----------------------------------------------------
      3.  Effective date of charter amendment changing name
                                                           --------------------
      4.  Date of shareholder approval of change, if required
                                                             ------------------

Date  October 16, 1995       /s/  William M. Stowell
    -------------------      --------------------------------------------------
                                  William M. Stowell, Vice President-Finance
                             --------------------------------------------------
                                       (Officer's signature and title)